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                                                                    EXHIBIT 99.1



                                 HOLLINGER INC.

                           APPOINTMENT OF NEW AUDITOR

     Toronto, Canada, March 5, 2004 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B; HLG.PR.C) announced today that its board of directors has appointed Zeifman & Company, LLP, Chartered Accountants, as its auditors effective March 5, 2004. Zeifman & Company, LLP will be auditing and reporting on the annual financial statements of Hollinger for the year ended December 31, 2003. Zeifman & Company, LLP is the twelfth largest public accounting firm in Canada and an affiliate of SC International, a network of independent public accounting firms in principal cities throughout the world.

     Hollinger's principal asset is its approximately 72.4% voting and 30.0% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

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Media contact:                             For more information, please contact:
Jim Badenhausen                            Fred A. Creasey
646-805-2006                               416-363-8721
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                              www.hollingerinc.com